17190 Bernardo Center Drive San Diego, California 92128 Tel: (858) 485.9840 Fax: (858) 485.9843
August 20, 2010
VIA EDGAR
William H. Demarest IV
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed February 12, 2010
Proxy Statement on Schedule 14A
Filed April 13, 2010
File No. 1-32261
Dear Mr. Demarest:
BioMed Realty Trust, Inc. (“BioMed” or the “Company”) is in receipt of the Staff’s letter dated August 9, 2010 in response to the Company’s letter dated July 16, 2010 regarding the above-referenced filings. Our responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.
Form 10-K
Item 8. Financial Statements and Supplementary Data, page 57
Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 66
Assets and Liabilities Measured at Fair-Value, page 72
1.	We have reviewed your response to prior comment 3. In future filings, please clarify in your disclosure that securities in publicly traded companies and securities in privately-held companies represent two separate categories of assets. Consider using the tabular presentation described in ASC 820-10-55-61.
BioMed Response: In accordance with the Staff’s comment, the Company will revise its disclosure in future filings to clarify that securities in publicly traded companies and securities in privately-held companies represent two separate categories of assets, including the use of a tabular presentation, as applicable.
2.	We note from your response to prior comment 3 that equity securities are typically received as consideration either for prepaid rent or lease termination fees. We further note that you determined that securities in privately-held companies were initially determined to have a de minimis fair value. Please clarify to us whether you recognized any loss as a result of receiving prepaid rent or lease termination fees with a de minimis fair value.
BioMed Response: The Company’s investments in equity securities of privately-held companies were received in connection with the execution of new, amended or terminated lease agreements. The securities were typically received supplementary to contractual cash rental payments. In such instances, the Company did not previously recognize revenue, nor did it recognize a loss related to the receipt and recognition of equity securities with a de minimis fair value. In one circumstance, the Company received equity securities in a privately-held company as a portion of the consideration for the early termination of that company’s lease. The Company determined that these equity securities had a de minimis fair-value upon receipt and the Company recognized a loss of approximately $23,000 due to the corresponding write off of lease related assets.

William H. Demarest IV
August 20, 2010

As discussed above, the Company will revise its disclosure in future filings to clarify that securities in publicly traded companies and securities in privately-held companies represent two separate categories of assets, the fair-value of the equity securities recognized at receipt and additional disclosures, as applicable.
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Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ ALAN D. GOLD
Alan D. Gold
Chairman and Chief Executive Officer

cc:	Kent Griffin, BioMed Realty Trust, Inc.
Greg N. Lubushkin, BioMed Realty Trust, Inc.
Jonathan P. Klassen, BioMed Realty Trust, Inc.
Craig M. Garner, Latham & Watkins LLP